Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 10, 2010

BARCLAYS

CAPITAL

SUPERTRACKSM

NOTES

SUPERTRACKSM NOTES

The highly dynamic environment of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking unique, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, Structured Investments have become a key driver in today’s global markets.

Structured Investments may help investors meet their specific financial goals and provide greater diversification to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are Structured Notes which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity,

commodity index or foreign currency). Among the variety of structures available, most aim to help investors to achieve the following primary objectives: minimize the loss of principal (e.g.

Principal Protected Notes), generate higher yields (e.g. Reverse Convertible & AutoCallable Notes)

or participate in enhanced returns (e.g. SuperTrackSM Notes).

SUPERTRACKSM NOTES

What is a SuperTrackSM Note and how does it work?

SuperTrackSM Notes offer investors enhanced participation in the performance of a reference asset. The Notes are typically linked to the performance of a particular market index, equity or equity basket. The Notes can be structured to provide exposure to other asset classes, such as commodities, interest rates, inflation, foreign exchange or a combination of asset classes termed a

“hybrid”.

SuperTrackSM Notes are issued by Barclays Bank PLC and they are subject to the creditworthiness of the issuer.* The Notes typically provide exposure to the upside of the reference asset, as well as participation in the negative performance in the event of a market decline.

SuperTrackSM Notes are typically issued in principal amounts of $1,000. An investment in

SuperTrackSM Notes, unlike a direct investment in a reference asset, does not provide any interest payments or dividend income. In order to participate in the returns on a SuperTrackSM Note, the

Note has to be held to maturity.

SuperTrackSM Notes are not fully principal-protected, However, they can be structured to include a degree of principal protection (“buffer”) where the principal amount of the Notes would be partially protected against a decline in the performance of the reference asset. The level of principal protection can typically range from 10% to 20% depending on the terms of a specific

Note.†

Among other features, SuperTrackSM Notes are intended to offer investors leveraged participation.

This leveraged participation feature offers investors the opportunity to possibly participate in higher gains than they would receive from a direct investment in the reference asset.

Depending on the components of its structure, such as the reference asset, maturity date,

participation rate, etc, a SuperTrackSM Note may also include a maximum return feature (“cap”)

which would put a limit on the returns of the Note at a predetermined level.

* The Notes are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the Notes.

† Any payment on the Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer.

SUPERTRACKSM NOTES

Potential for Enhanced Returns via Leveraged Participation

Generally, SuperTrackSM Notes are not principal-protected, but they offer enhanced returns on the reference asset in the event of a rising market, while the downside market exposure is equivalent to the exposure of holding the reference asset.

SuperTrackSM Notes are designed for investors with a bullish view of the market.

Hypothetical Example*

Terms:

Underlying: ABC Index

Tenor = 4 years

Participation = 200%

Initial index level equals 100 % of the index level on

the trade date

Hypothetical possibilities of payoff at maturity:

If the index performance is positive, the investor

would receive the principal amount plus 200%

participation of the return of the reference asset.

If the index performance is negative, the investor would lose some or all of their investment in the Notes.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

PAYOFF OF THE

sUPER tRACKsm nOTE–

ENHANCED RETURN

PARTICIPATION

rATE = 200$

PERFORMANCE

OF THE REFERENCE

ASSET

100$

* The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

SUPERTRACK℠ NOTES

SuperTrack℠ Note with a Maximum Return Feature

ANOTHER VERSION OF THE SUPERTRACK℠ NOTE includes a maximum return feature which may offer investors the opportunity to participate in any gains of the reference asset up to a pre-determined maximum return ("cap") level. Adding a cap feature may allow the SuperTrack℠ Note to be structured with a shorter maturity or a higher participation level.

This strategy enables investors with a positive view of the market to potentially benefit from short-term market movements. With this structure of the SuperTrack℠ Note, investors would not be able to participate in the upside of the reference asset above the pre-determined cap level, but they would be able to benefit from any positive performance of the reference asset up to the cap level.

On the downside, the performance of the Note would be equivalent to the performance of the reference asset.

Hypothetical Example*

Terms:

Underlying: *ABC Index*

- Tenor = 14 months
- Participation = 300%
- Cap = 6%
- Max return = 18%


Predetermined Cap
118%
100%
Participation rate = 300%
Performance of the reference asset

Hypothetical possibilities of payoff at maturity:

- If the index performance is positive, the investor would receive the principal amount plus 300% participation of the return on the reference asset up to the cap amount.
- If the index performance is negative, the investor would lose some or all of the investment in the Notes.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

4

SUPERTRACKSM NOTES

Downside Protection (The “Buffered” SuperTrackSM)

SuperTrackSM Notes may provide a degree of principal protection (“buffer”) in the case of negative performance of the reference asset(s).*

If the market value of the reference asset declines, the investor’s capital remains full protected, unless the reference asset falls below a pre-specified protection level at any time throughout the life of the trade. The protection level typically ranges from 10% to 20%.

The protection level can be set to accommodate any specific participation or pricing range required. The less protection the trade provides, the less expensive the structure will be.

Correspondingly, the more protection the trade provides, the more costly the structure will be.

Should the value of the asset breach (i.e. fall below) the protection level at any time during the trade, the investor will experience principal losses.

Hypothetical Example†

Terms:

Underlying: ABC Index

Tenor = 18 months

Participation = 200%

Initial index level equals 100% of the index level on

the trade date

Buffer = 10% (Protection level = 90% of the index

level on the trade date)

Hypothetical possibilities of payoff at maturity:

If the index performance is positive, the investor

would receive the principal amount, as well as 200% participation of the return of the reference asset.

If the index performance is negative, but greater than the protection level, the investor would receive only the principal amount invested in the Notes.

If the index performance declines below the protection level, the investor would lose 1% of the principal amount of the Notes for every 1% that the index performance declines. The investor may lose up to 90% (less protection level) of the initial investment, if the buffer level is 10% as per this example.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Any payment on the Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer

† The Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount originally invested,

if the investor sells the Notes prior to maturity. The investor should be willing to hold the Notes until maturity.

Payoff of the

Super TrackSM Note-

accelerated return

Participation rate = 200%

Performance of the reference asset

10% Principal Protection

SUPERTRACKSM NOTES

Benefits and Risks of a SuperTrackSM Note

Benefits Appreciation potential—the Notes provide an opportunity to participate in enhanced returns on the reference asset

The Notes may include a certain degree of downside protection from the decline in the value of the reference asset

Possibility to participate in positive market trends

The Notes may provide portfolio diversification

Risks Possibility of principal loss

Any payment on the Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer, Barclays Bank

PLC

Possibility of limited appreciation potential (depending on the leverage factor or a cap component embedded in the structure)

Could provide same downside exposure as the direct investment in the reference asset

Generally, no interest or dividend payments on the investment

SUPERTRACKSM NOTES

Additional Information

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in any note, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and the related note offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Alternatively, Barclays Capital Inc. or any agent or dealer participating in an offering will arrange to send you the prospectus, prospectus supplement, final pricing supplement (when completed) and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Certain Risk Considerations

Market Risk:

The market value of the Note may be affected by the volatility of the reference asset, the level, value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Notes and a number of other factors. The payment at maturity may be fully principal protected against a decline in the reference asset up to a “buffer percentage” or “buffer Level” (if included in the structure of the Notes). The principal may be fully exposed to any decline in the reference asset below the buffer percentage.

SUPERTRACKSM NOTES

The investor should be willing to hold the Note until maturity. If the investor sells the Note before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Note prior to maturity may be substantially less than the amount originally invested in the Note, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of Issuer:

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not,

either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes,

including any partial principal protection feature, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of

Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, the investor may not receive the amounts owed to them under the terms of the Notes.

Liquidity:

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do,

however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Price Volatility:

Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic,

financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether their levels, values or prices of the reference assets will rise or fall during the term of the

Notes. Changes in the levels, values or prices will determine the payment at maturity on the Notes.

Therefore, these changes may result in a loss of the invested principal. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive less than the amount he or she initially invested in the Notes.

SUPERTRACKSM NOTES

Earn Success with Barclays Capital

Barclays Capital’s Solution Sales team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

All Asset Classes and Structures Under One RoofSM.

Packaging complex ideas into simple and efficient publicly registered products.

Commitment to our clients: client service is the foundation for our success.

SUPERTRACKSM NOTES

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved.

This document has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays”), for information purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays.

Any offer or sale of a specific issuance of notes will only be made pursuant to a pricing supplement or free writing prospectus, which would include more complete descriptions of the risks associated with such notes. Investors should carefully read the detailed explanations of risks related to such notes, together with other information, that would be contained in the relevant pricing supplement or free writing prospectus, including but not limited to information concerning the tax treatment of the investment, before investing in such warrants. Furthermore, you should read this document together with the prospectus and the prospectus supplement, which Barclays Bank PLC has filed with the U.S. Securities and

Exchange Commission (“SEC”) with respect to warrants, as described below. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement. We urge you to consult your investment, legal,

tax, accounting and other advisers before you invest in any warrants issued by Barclays Bank PLC.

Barclays does not guarantee the accuracy or completeness of information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any modelling or backtesting.

All opinions and estimates are given as of the date hereof and are subject to change. The value of any investment may fluctuate as a result of market changes. The information in this document is not intended to predict actual results and no assurances are given with respect thereto.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference asset, entity or index and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays Capital and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice.

Please be advised that any discussion of U.S. tax matters contained herein (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

“Barclays”, “Barclays Capital”, “SuperTrackSM” and “All Asset Classes and Structures Under One Roof SM” are servicemarks or trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Barclays Capital – the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.);

Registered in England 1026167. Registered Office: 1 Churchill Place, London E14 5HP; Authorized and regulated by FSA and member of the London Stock Exchange.

© 2010, Barclays Bank PLC (All rights reserved).

For more information please contact us at:

Phone: +1 877 538 0459

Email: BarclaysDirect@barclayscapital.com

or visit us at Barx-is.com